August 18, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.

Amended Registration Statement on Form S-1

Filed July 26, 2011

File No. 333-17453

Dear Mr. Mancuso:

On behalf of our client, Power Solutions International, Inc. (including as applicable its successor in the proposed migratory merger, the “Company”), set forth below are responses to your letter of comment dated August 10, 2011 (the “Letter”) relating to the above-referenced Amended Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2 to the Registration Statement (the “Amendment”).

The Registration Statement has been revised in the Amendment to replace the Company’s unaudited consolidated financial statements and other financial information (including such information set forth in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”) as of, and for the three months ended, March 31, 2011 with the Company’s unaudited consolidated financial statements and other financial information, as applicable, as of, and for the six months ended, June 30, 2011. Further, in accordance with applicable guidance from the Securities and Exchange Commission (the “Commission”), the Company respectfully advises the Staff that, because the reverse recapitalization transaction was consummated on April 29, 2011 and is reflected in the June 30, 2011 balance sheet included in the Amendment, the Registration Statement has been revised in the Amendment to remove the pro forma combined balance sheet and to update the pro forma combined statements of operations to cover the six months ended June 30, 2011 (thereby replacing the presentation for the three months ended March 31, 2011).

Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Commission on July 26, 2011. We have the following responses to the Staff’s comments:

Prospectus Summary, page 1

1.	Given your disclosure here and throughout your prospectus regarding your low emissions business, please tell us how you believe investors will understand the portion of your business derived from products that are not emissions certified as mentioned in the first sentence of your response to prior comment 10.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Response:

The Registration Statement has been revised in the Amendment to add additional disclosure on page 1 in the Prospectus Summary and on page 43 under “Business – Company Overview” that clarifies the portion of the Company’s business consisting of sales of products that are emission-certified, as well as non-emission-certified.

2.	Please expand your response to prior comment 12 to tell us whether any supplier other than Caterpillar and its affiliates contributes more to your business than Caterpillar and its affiliates.

Response:

As disclosed on page 9 of the Registration Statement under “We derive a substantial majority of our revenues attributed to our diesel power systems business from our relationships with Perkins and Caterpillar,” the Company derives a significant portion of its diesel power systems business from its relationships with Perkins/Caterpillar. The Company’s business with Perkins and Caterpillar represented approximately 19% and 20% of the Company’s revenues in 2010 and 2009, respectively. In particular, subject to variance based upon the components integrated into a given diesel power system, the application in which the power system was used, and other specific requirements requested by the Company’s OEM customers, the average cost incurred by the Company for a Perkins/Caterpillar diesel engine represented approximately 61% of the total cost of all components (including engines) incorporated into a diesel power system of the Company in 2010, while no other power system component integrated into any of the Company’s diesel power systems individually represented nearly as significant of a percentage of the total cost of all components (including engines) included in any such power system in 2010. Accordingly, no supplier of components integrated into the Company’s diesel power systems is as significant to the Company.

3.	Refer to your response to prior comment 13. Please tell us how you believe investors can understand from your prospectus the relative significance of the regions that you disclose without the information that you redacted from your response.

Response:

The Registration Statement has been revised in the Amendment on page 2 of the Prospectus Summary and on page 52 under “Business – Company History” to add disclosure regarding the percentage of the Company’s total sales in fiscal 2010 represented by sales to OEM customers located throughout North America, Asia and Europe (with location determined based upon the continent to which a product is shipped by the Company).

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

4.	Refer to your response to prior comment 4. Please prominently highlight in your prospectus summary the limited information available about the market price for your securities, the lack of liquidity including the extent to which there have been sales of your securities in the public market in recent years, the gap between bid and asked prices, and the historic participation of the selling stockholders and persons with relationships to the selling stockholders in posting bid and asked prices.

Response:

The Registration Statement has been revised in the Amendment on page 3 under “Prospectus Summary – Trading of Our Common Stock” and on page 24 under “Price Range of Common Stock” to provide disclosure regarding the limited information available about the market price for the Company’s common stock, the lack of liquidity including the extent to which there have been sales of the Company’s common stock in the public market in recent years, the gap between bid and asked prices, and the historic participation of the selling stockholders and persons with relationships to the selling stockholders in posting bid and asked prices.

Business, page 1

5.	Refer to your response to prior comment 7. If you purchase the engines and other key components for your “power systems” from third parties who own the technology for those components, please say so directly in your summary.

Response:

The Registration Statement has been revised in the Amendment on page 1 under the heading “Prospectus Summary – Business” and on page 42 under the heading “Business – Company Overview” to clarify that some of the key components used in the Company’s power systems (including engines) are supplied by third parties that own the technology for those components.

Risk Factors, page 5

We are dependent on relationships with our material suppliers.…page 8

6.	The first paragraph of your response to prior comment 16 appears to be inconsistent with your disclosure that these agreements create risks that are sufficiently significant as to require a risk factor in your prospectus. Therefore, please file the agreements with the suppliers that generate this risk. Also, clarify which arrangements are represented by written agreement and, if the agreements are cancellable or expire in the near term, please provide appropriate disclosure regarding these issues.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Response:

The Company is a manufacturer and producer of power systems and, as is the case with other manufacturers, the Company’s business is subject to supply chain risks and is generally dependent upon its suppliers. In general, the Company relies upon its suppliers to provide components to the Company in a timely manner and to meet the Company’s quality, quantity and other requirements and specifications. We respectfully note for the Commission the discussion regarding the Company’s relationships with its suppliers in the response to prior Comment No. 16. As noted in such response, although the Company depends, in general, upon its suppliers, and, in particular, is substantially dependent upon its key engine suppliers, the Company continues to believe that its business is not similarly substantially dependent on any of the Company’s other power system component suppliers individually. As also noted in such response, no power system component (other than engines) individually represented in excess of approximately 3% of the total cost of all components (including engines) in 2010.

Furthermore, the risk identified above and on page 8 of the Registration Statement under “We are dependent on relationships with our material suppliers, and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business” is related to the Company’s relationships with its suppliers, and is not related to whether a formal, written (or unwritten) agreement is in place with a component supplier. In other words, a component supplier could fail to provide a component to the Company on a timely basis, or fail to meet the Company’s specifications or other requirements for a component, regardless of whether the Company has a written contract with such supplier. Accordingly, consistent with the Company’s response to prior Comment No. 16, the Company does not believe that its business is substantially dependent on any of its agreements with its power system component suppliers (other than the agreements with the Company’s key engine suppliers previously filed as exhibits to the Registration Statement), and the Company does not believe that any such supplier agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

Consistent with the response to this Comment No. 6, the Registration Statement has been revised in the Amendment on page 8 under the risk factor “We are dependent on relationships with our material suppliers, and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business” to eliminate the sentence previously included therein noting that the Company does not have formal, written agreements with some of its suppliers. The Company now recognizes that this sentence could inadvertently imply that the existence of written contracts limits or mitigates the risk associated with doing business with the Company’s suppliers, or otherwise lead to an erroneous conclusion as to the materiality of any such contracts.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Business, page 42

Industry and Market Overview, page 43

7.	Regarding your response to prior comment 29:

•	Please file the consent or Power Systems Research. See Rule 436.

•	Please tell us why you believe you need not disclose the most recent data as reflected in the penultimate sentence of the first paragraph of your response.

•	Please address each point in prior comment 29 as it applies to each source of data used in your registration statement.

Response:

In response to the first bullet of Comment No. 7, the Company has filed the consent of Power Systems Research as Exhibit 23.3 to the Amendment, and the Registration Statement has been revised in the Amendment to disclose Power Systems Research on page 116 of the Amendment under “Experts.”

In response to the second bullet point of Comment No. 7, we note that the Company has not disclosed in the Registration Statement the most recent industry data available from the private database of Power Systems Research. This industry data with respect to 2010 first became available from the private database of Power Systems Research only in July 2011, and such recent data remains in the private database of Power Systems Research in a “raw,” unprocessed format. Accordingly, the Company and Power Systems Research would need to devote a significant amount of time and resources to compile, organize and, ultimately, present the most recent industry data in the form the previous data was compiled and organized, and is currently presented, in the Registration Statement. Furthermore, the Company continues to believe (and, after a preliminary review of the applicable industry data in “raw,” unprocessed format, Power Systems Research confirmed that it continues to believe) that (1) the industry data presented in the charts on page 44 of the Registration Statement under “Business – Industry and Market Overview – Industrial OEM Market” fairly characterizes the industrial OEM market for water-cooled, multi-cylinder diesel and spark-ignited power systems, broken down by geographic regions for which these systems are purchased, and between diesel and spark-ignited engine power systems; (2) the industry data referenced below these charts on page 44 of the Registration Statement under “Business – Industry and Market Overview – Industrial OEM Market” still fairly characterizes the increasing trend in worldwide demand for spark-ignited power systems within the industrial OEM marketplace; (3) the industry data referenced on page 45 of the Registration Statement under “Business – Market Trends – Increasingly Stringent Regulations and Growing Efforts to Reduce Emission” still fairly characterizes the significant cost increases experienced by industrial OEMs for a comprehensive diesel power system with combustion and after treatments incorporated to satisfy new emissions requirements; (4) the industry data

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

presented in the charts on page 45 of the Registration Statement under “Business – Market Trends – Increasingly Stringent Regulations and Growing Efforts to Reduce Emission” still fairly characterizes the anticipated growth over the next several years in sales of water-cooled, multi-cylinder, spark-ignited engines, relative to equivalent diesel engines, in the worldwide industrial OEM market for water-cooled, multi-cylinder diesel and spark-ignited engines; and (5) the industry data presented on page 55 of the Registration Statement under “Business – Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment – Material Handling – Forklift Trucks” still fairly represents the significant use of spark-ignited liquid propane gas or electric power units in the United States indoor forklift market, as compared to the significant use of diesel for all applications in the Asian and European forklift markets. In other words, the Company believes that the industry data provided by Power Systems Research and included in the Registration Statement continues to be appropriate and is not misleading to investors. For these reasons, the Company does not believe that updated industry data, derived from the updated “raw” data now available from the database of Power Systems Research, should need to be disclosed in the Registration Statement.

In response to the third bullet point of Comment No. 7, we note that, in addition to the industry data attributable to Power Systems Research, the Company has included the following industry data in the Registration Statement: (1) on page 46 of the Amendment, information regarding domestic alternative fuel reserves, which was obtained from a United States Geological Survey assessment titled “Assessment of Undiscovered Oil Reserves in the Devonian-Mississippian Bakken Formation, Williston Basin Province, Montana and North Dakota, 2008” and from a United States Department of Energy Report titled “Modern Shale Gas Development in the United States: A Primer,” in each case available on the Internet; and (2) on page 46 of the Amendment, information regarding Environmental Protection Agency subsidies for the advancement of alternative fuel technologies, which was obtained from the website of the Environmental Protection Agency at www.epa.gov.

Other than the industry data attributable to Power Systems Research, industry data included in the Registration Statement is publicly available, was not commissioned by the Company and was not prepared for use in the Registration Statement, and the Company does not have any relationship with the authors of such industry data. Accordingly, the Company has not obtained the consent of such authors of the industry data not attributable to Power Systems Research.

Our Superior Technology, page 49

8.	Refer to your response to prior comment 30. Please disclose the portion of your revenue derived from products that produce the results depicted in the chart in this section of your prospectus.

Response:

The chart on page 49 of the Registration Statement was intended to provide an example of the emissions produced by one of the Company’s technologically sophisticated, emission-compliant

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

power systems as compared to applicable emission standards of the EPA and CARB. While, as noted in the response to prior Comment No. 30, the level of emissions represented by the third bar included in such chart is representative of the typical relationship to the requirements of the EPA of the emissions produced by the Company’s emission-certified, spark-ignited power systems, the exact levels of emissions represented by such chart do not apply to all of the Company’s power systems. Based on the Commission’s continued comments regarding the information presented in this chart, the chart appears to have created more confusion than enlightenment. Accordingly, after re-evaluating the benefit to investors of including such information in the Registration Statement, the Company has revised the Registration Statement in the Amendment to eliminate the chart previously included on page 49 of the Registration Statement under “Business – Our Competitive Strengths – Our Superior Technology.”

Our Products, page 52

9.	We note your response to prior comment 32. Your prospectus should not selectively identify customers based on their name recognition regardless of their significance to the registrant. Please revise so that the entities you name and the manner in which you name them are objectively representative of their contribution to your business. Also, with regard to the last paragraph of your response, if the composition of your largest customers varies, please disclose this fact and the reasons for the changes in the periods presented in your document.

Response:

As indicated in the response to prior Comment No. 32, the customers identified under “Business – Our Products and Industry Categories” beginning on page 52 are all meaningful customers of the Company and the Company believes such customers are among the largest manufacturers in the specified industry categories. However, such customers were identified based on name recognition in the industrial OEM market and on management’s good faith beliefs, based on its significant knowledge of, and deep experience in, the industrial OEM market, rather than on an analysis of objective criteria. Accordingly, in response to the Staff’s comment, the Registration Statement has been revised in the Amendment to eliminate the references to these customers in such section of the Amendment beginning on page 52 thereof.

In further response to the Staff’s comment, the Registration Statement has been revised in the Amendment on page 57 under “Business – Customers” to clarify that the Company’s largest customers, as presented in such section, are based upon the consolidated revenues for 2010. This section of the Registration Statement has been further revised in the Amendment to clarify that the Company’s largest customers vary from time to time, including in the periods presented in the Registration Statement, and to describe various factors which contribute to such changes in the Company’s largest customers in any given period.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

10.	Please expand your response to prior comment 33 to tell us how you believe investors will be able to evaluate from your disclosure the significance to your business of each of the categories in your pictures on page 54.

Response:

The Company included the pictures on page 54 of the Registration Statement under “Business – Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment” to provide a visual representation of the many industry categories into which the Company sells its power systems, and the various applications into which the Company’s power systems are incorporated. However, in light of the Staff’s apparent concern that a pictorial presentation of these industry categories (presented in equal-sized boxes) could create a misleading impression as to the relative significance of various industry categories to the Company’s business, the Company has elected to eliminate these pictures. Although the Company has elected to eliminate these pictures, we note that the pictures simply represent industry categories into which the Company sells its power systems. We note that, in no way do any of these industry categories represent business segments from a financial reporting perspective. The Company does not believe that it should be required to provide granular detail regarding the percentage of sales represented by each of the industry categories into which it sells its power systems, and it believes such information would not be helpful, and could potentially even be misleading, to investors. This is particularly the case because the Company’s sales in any industry category change from period to period (often without representing any trend in the Company’s overall sales), and the Company’s inclusion of the respective percentages of the Company’s sales represented by sales into each industry category for 2010 could create an expectation that such percentages will be updated on an ongoing basis.

Customers, page 57

11.	From your revisions in response to prior comment 36, it remains unclear what “contractual pricing limitations” create the risk mentioned at the top of page 10. Please revise or advise.

Response:

The Company’s arrangements with its customers generally do not fix, on other than a short-term basis (i.e., a year or less), pricing terms for the Company’s power systems to be purchased and sold to its customers, consistent with revised disclosure on page 57 under “Business – Customers.” Further, even when the Company’s arrangements with its customers are set forth in more formal contracts, such contracts generally do not restrict the Company from passing along cost increases to its OEM customers. As a result, the Company has determined that the meaningful factor that may prevent it from passing along cost increases to its customers is prevailing competitive market conditions, rather than contractual pricing limitations. Accordingly, the Registration Statement has been revised in the Amendment to eliminate the reference to “contractual pricing limitations” on page 10 under the risk factor “Price increases in some of the key components in our power systems could materially and adversely affect our operating results and cash flows.”

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Government Regulation, page 62

12.	Please disclose the period over which the phase-in mentioned in the last sentence of the second paragraph will occur and the extent to which your products must be modified to comply.

Response:

The Registration Statement has been revised in the Amendment under “Business – Government Regulation – Our Products – Our Power Systems” beginning on page 62 to describe the period over which the phase-in of Tier 4 and Stage IV regulations will occur and the extent to which the Company’s power systems will need to be modified to comply.

Certain Relationships, page 87

13.	We note your disclosure added in response to prior comment 49; however, the principle followed to determine the amount to be paid for the acquired business remains unclear. Was there an attempt to value the acquired business and the consideration to be paid for it? Please revise.

Response:

The Registration Statement has been revised in the Amendment on page 87 under the heading “Certain Relationships and Related Party Transactions – Reverse Recapitalization Transaction” to add additional detail regarding the process used to determine the amount paid for the equity of Format, Inc. and to clarify that no formal valuation of Format or its equity was conducted.

Comparison of Shareholder Rights Before and After the Migratory Merger, page 96

14.	Please tell us the reasons for the differences in the comparison of Nevada and Delaware law in this section with the disclosure in your revised preliminary proxy statement filed July 28, 2011. Refer, for example, to the last paragraph of the “Nevada Law” column in the “Amendments to Charter” disclosure in the proxy statement.

Response:

Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A was filed with the Commission on July 28, 2011, subsequent to the Company’s filing of Amendment No. 1 to the Registration Statement on July 26, 2011. The differences in the comparison of Nevada and Delaware law between these filings reflect modifications made to the certificate of incorporation for the surviving Delaware corporation in the migratory merger to more precisely

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

reflect the voting requirements consistent with Delaware law (and, accordingly, to make conforming changes to the proposed amendments to the Company’s current articles of incorporation to more closely align provisions thereof with the provisions of the surviving Delaware corporation’s charter). The differences in the comparison also reflect, based upon the Company’s and our further review of the Company’s preliminary proxy statement after the filing of Amendment No. 1 to the Registration Statement, further clean-up changes to the Company’s preliminary proxy statement (e.g. to consistently present numbers either written out or in number form (as applicable), to clarify in some instances that the provisions of the charter and bylaws of the Company or the surviving entity in the migratory merger, respectively, do not depart from the default provisions of Nevada or Delaware law (as applicable), and to clarify that the holders of the Company’s Series A Convertible Preferred Stock have rights regarding the amendment of the Company’s current charter and bylaws) that were not yet reflected in Amendment No. 1 to the Registration Statement. The Registration Statement has been revised in the Amendment throughout the chart beginning on page 98 under the heading “Comparison of Shareholder Rights Before and After the Migratory Merger” to conform disclosure in the Registration Statement to comparable disclosure included in Amendment No. 2 to the Company’s Preliminary Proxy Statement, filed with the Commission on August 12, 2011, and in the Company’s Definitive Proxy Statement, filed with the Commission on August 15, 2011 (except that the description of voting requirements under Delaware law as compared to Nevada law on page 100 of the “Delaware Law” column with respect to “Voting Provisions” has been further revised in the Amendment from the comparable disclosure in the Company’s preliminary and definitive proxy statements).

15.	Please tell us how you determined that the Nevada quorum and voting requirements numbered (1) and (2) as set forth on page 100 under “Voting Provisions” are substantially the same under Delaware law. Refer to section 216 of the Delaware General Corporation Law in your response.

Response:

The Registration Statement has been revised in the Amendment on page 100 of the “Delaware Law” column with respect to “Voting Provisions” to clarify how the quorum and voting requirements under Delaware law differ from those requirements under Nevada law.

Amended and Restated Bylaws, page 108

16.	From your disclosure and your response to prior comment 79, it appears that the Certificate of Incorporation and bylaws that will govern the Delaware corporation after the pending merger currently exist. Please tell us why you believe those documents need not be filed with this registration statement, particularly (1) if the merger is assured given the voting agreement and (2) given your reference to specific articles of the Delaware charter on page 106.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Response:

The Company has filed the Certificate of Incorporation and Bylaws governing Power Solutions International, Inc., the Delaware corporation that will be the surviving entity in the migratory merger, as exhibits 3.4 and 3.5 to the Amendment.

17.	From your response to prior comment 79, it appears that you have not yet filed the Form 8-K that includes the information required by Item 5.03. Note that Item 5.03 requires a description of each provision adopted or changed and the previous provision. Please file the Form 8-K report promptly.

Response:

In response to this Comment No. 17, on August 18, 2011 the Company filed a Current Report on Form 8-K which provides information pertaining to the Company’s amended and restated bylaws pursuant to Item 5.03 of Regulation S-K.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statement, page F-24

Note 2. Summary of Significant Accounting Policies, page F-23

Accounts Receivable and Allowance for Doubtful Accounts, page F-24

18.	We note your response to prior comment 64 and your updated disclosure. With a view towards enhanced disclosure, please revise your liquidity and capital resources section in MD&A to discuss the impact that the accounts receivable that are subject to extended payment terms has had upon your operating cash flows for each reporting period presented. Please also quantify the amount of outstanding accounts receivable, to the extent material, that are subject to the extended payment terms as of each reporting date and the amount that you have collected that are subject to the extended payments terms since each reporting date.

Response:

The Registration Statement has been revised in the Amendment to disclose, where material, the impact that accounts receivable with extended payment terms have on the Company’s liquidity and changes in cash flows from operations. Specifically, we have quantified the amount of accounts receivable that are subject to these extended payment terms and the impact of the changes in these balances within the operating cash flows section for each period. In addition, the Registration Statement has also been revised in the Amendment within the “Liquidity and Capital Resources” discussion to include an explanatory paragraph which addresses the aggregate customer account balances with extended payment terms of up to 150 days, including disclosure of the amounts as of the most recent interim and year end balance sheet dates and cash collections specifically attributable to those customers with such extended terms. The Company has also discussed the effect of these accounts receivables with extended payment terms on our revolving line of credit, a component of the Company’s working capital.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Index to Unaudited Pro Forma Combined Financial Statements, page P-1

Note 2. Pro Forma Adjustments, page P-10

19.	We note your response to prior comment 71 and your revised disclosures included in adjustments (e) and (f). We note that in connection with estimating the fair value of your private placement warrants and Roth warrants that you have used the implied volatility of publicly traded call options of benchmark companies, which reflects the mid-range of your historical volatility. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

Response:

Reference is made to adjustments (e) and (f) of the Pro Forma Combined Balance Sheet included in the Company’s Amendment No. 1 to the Registration Statement, filed with the Commission July 26, 2011. As noted above, the Company respectfully advises the Staff that, since the reverse recapitalization transaction was consummated on April 29, 2011 and is reflected in the June 30, 2011 balance sheet included in the Amendment, a pro forma balance sheet is no longer presented in the Registration Statement. Nevertheless, we have included the following response to this Comment No. 19.

In order to estimate the volatility assumption to be input to the option pricing model, the Company observed historical volatilities and implied volatilities derived from publicly traded call options of the following companies: Briggs & Stratton Corp. (BGG); Caterpillar, Inc. (CAT); Cummins Inc. (CMI); Deere & Company (DE); Fuel Systems Solutions, Inc. (FSYS); Polaris Industries, Inc. (PII); Westport Innovations Inc. (WPT); and Woodward, Inc. (WWD). These publicly traded companies were selected primarily based on their activity in the power systems and alternative fuel industries. Greater weight was given to FSYS, WPT, and WWD, as these companies represent the Company’s most direct competitors (as disclosed under the risk factor in the Registration Statement “We currently face, and will continue to face, significant competition, which could result in a decrease in our revenue” on page 6 of the Amendment) and are also most similar to the Company from a size perspective.

From a leverage perspective, the public comparables’ ratio of debt and preferred stock to enterprise value ranged from 2.7% to 52.9% with a mean and median of 20.0% and 13.6%, respectively. The Company estimates that its debt leverage (assuming the preferred stock was converted to common stock) is consistent with the mean and median of the public comparables.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

In terms of stage of life cycle, the Company compared its anticipated growth in revenue and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) between 2010 and 2012 relative to growth estimates for the public comparables, based on consensus equity analyst estimates. The Company estimates that its anticipated growth exceeds that of the public comparables, suggesting greater volatility in the Company’s equity on a relative basis. When developing the expected peer group volatility, the Company examined implied volatility derived from exchange traded call options on peer company stock. Based on the qualitative factors discussed above, the Company anticipates that its stock price will be more volatile than the stock price of the average industry peer. As a result, the Company concluded volatility assumption approximates the 90th percentile of the peer group.

The Company also examined the historic volatility of each peer company over multiple time horizons. The Company concluded volatility assumption is positioned at the 94th percentile of the peer group volatility over the preceding one year, the 80th percentile of the peer group volatility over the preceding two years, and the 56th percentile of the peer group volatility over the preceding five years. We note, however, that each peer company’s historic volatility has declined significantly since mid-2009. Additionally, the peer group average volatility over the twelve months preceding the private placement of the Company’s preferred stock and warrants closely matches the peer group average implied volatility, which appears to indicate that market participants did not anticipate that stock price volatility for companies in the Company’s industry would return to the levels observed during the financial crisis of mid-2008 through mid-2009. As a result, less reliance has been placed on the five year historical volatility when developing the concluded volatility assumption.

20.	Further to the above, we note from adjustments (e), (f) and page P-17 that you utilized $10.08 per common share within the Black-Scholes option pricing model in the determination of the fair value of your private placement warrants and Roth warrants issued. Please explain to us in more detail how you determined the fair value of your common stock during fiscal 2010 and during the three months ended March 31, 2011.

Response:

Reference is made to adjustments (e) and (f) of the Pro Forma Combined Balance Sheet included in the Company’s Amendment No. 1 to the Registration Statement, filed with the Commission July 26, 2011. As noted above, the Company respectfully advises the Staff that, since the reverse recapitalization transaction was consummated on April 29, 2011 and is reflected in the June 30, 2011 balance sheet included in the Amendment, a pro forma balance sheet is no longer presented in the Registration Statement. Nevertheless, we have included the following response to this Comment No. 20.

The determination of the fair value of the common stock was estimated as follows. The Company estimated the fair value of its common stock using the “Backsolve Method,” as described in the current working draft of the American Institute of Certified Public Accountants

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

(“AICPA”) practice aid Valuation of Privately Held Company Equity Securities Issued as Compensation. The Backsolve Method, a form of the market approach to valuation, derives the implied equity value for one type of equity security (e.g., common equity) from a contemporaneous transaction involving another type of equity security (e.g., preferred stock). In this case, the Company solved for the common equity value ($10.08 per share) in its option pricing model such that the aggregate fair value of the securities issued in the private placement, considering both the company preferred stock component and private placement warrant component, equaled $18.0 million. That is, $10.08 per common share multiplied by 1,500,000 company preferred stock conversion shares (on a post-reverse split, as-if converted basis) plus $3.85 per private placement warrant multiplied by 750,000 warrant shares (on a post-reverse split basis) equals $18.0 million. The Company believes that the $10.08 value of common stock as determined is applicable to both the year ended December 31, 2010 and the three months ended March 31, 2011 as (1) the stock of Format, Inc. otherwise had limited trading during this period and this trading was also not reflective of the reverse recapitalization transaction that occurred subsequently and (2) the determination of the proceeds allocated between the financial instruments (i.e., the stock and the warrants) was based upon the known facts and circumstances at the time of the reverse recapitalization and private placement transactions and which were factually supportable.

21.	We note your response to prior comment 75 and your disclosures included in adjustments (t) and (ab). Please revise your filing to clearly explain that you believe that the post-reverse stock split is probable of occurring.

Response:

The Registration Statement has been revised throughout the Amendment to replace any references to approval of the reverse stock split being “assured” with language indicating that approval of the reverse stock split is “probable” of occurring.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-16

22.	We note your response to prior comment 77 and your revised disclosure on page 17 whereby you refer to an “appraised” fair value of $10.08 per share. It is still unclear from your revised disclosure who determined the fair value of your common stock. Please revise your filing to clearly explain that management takes responsibility for the fair value of your common stock or revise to comply with the guidance in Securities Act Sections Compliance and Disclosure Interpretation 141.02. The guidance is available at the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

The Registration Statement has been revised in the Amendment to eliminate the reference previously located on page P-17 of the Registration Statement to the fair value of $10.08 per share as an “appraised” amount and related disclosures have been revised to reflect that management takes responsibility for the fair value of the price per share.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

Exhibits and Financial Statement Schedules, page II-3

23.	Please tell us why you have not filed as an exhibit the lease mentioned in your additions on page 64.

Response:

The Company filed this lease, which was entered into on June 30, 2011, as Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. This lease is included as Exhibit 10.15 to the Amendment, and is incorporated by reference therein. The Company has also filed each of its three other leases for its current facilities as Exhibits 10.16, 10.17 and 10.18, respectively, to the Amendment.

Exhibit 3.3

24.	Please tell us how you intend to interpret the provisions that you consider “illegible.” Also provide us your analysis of the materiality of any risks created by illegible provisions in your charter.

Response:

In response to this Comment No. 24, the Company has filed, as Exhibit 3.3 to the Amendment, a corrected version of its charter (including by replacing the word “[ILLEGIBLE]” in each place it appeared with the exact words in the Company’s charter) that accurately and completely reflects the Company’s charter as filed with the Secretary of State of the State of Nevada.

Exhibit 5.1

25.	The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) may not assume conclusions of law which are a necessary requirement of the ultimate legality opinion, material facts underlying the opinion or facts that are readily ascertainable. In this regard:

•	Please tell us the purpose of the paragraph numbered 10 in this exhibit. Does this paragraph mean that counsel did not verify the information with your transfer agent?

•

Please tell us which public records are the subject clause (e) in the second paragraph following the paragraph numbered 10 and why counsel could not determine whether those records were accurate or complete. Also tell us why those records are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5).

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

•

It is unclear why the following assumption is necessary and appropriate: “We have assumed that there are no provisions in any document that we have not reviewed that is inconsistent with the opinions stated in this letter and nothing has come to our attention that causes us to believe that such assumption is unreasonable.”

Response:

In response to the first bullet of this Comment No. 25, Woodburn and Wedge verified applicable information regarding the outstanding shares of the Company’s common stock and preferred stock necessary for their opinion based also upon its review of a certified list of the holders of the Company’s common stock from Pacific Stock Transfer Company, the transfer agent for the Company’s common stock, and a certificate from the Company (which is the transfer agent for the Company’s preferred stock). In light of the Staff’s comment, it appears that reference to the officer’s certificate referenced in the paragraph numbered 10 in the legality opinion of Woodburn and Wedge is confusing, and accordingly, the opinion filed as Exhibit 5.1 to the Amendment has been revised to remove the paragraph numbered 10.

In response to the second and third bullets of this Comment No. 25, Woodburn and Wedge has determined that the assumptions contained in clause (e) of the second paragraph following the paragraph numbered 10 and the assumption referenced in the third bullet of this Comment No. 25 are not necessary for their opinion, and accordingly, the opinion filed as Exhibit 5.1 to the Amendment has been revised to remove these assumptions.

Form 8-K filed on May 16, 2011

26.	Please explain to us your consideration of updating your historical and pro forma financial statements included within this filing to address the comments issued in the comment process related to the registration statement.

Response:

The Company respectfully advises the Staff that, throughout the process of responding to the Staff’s comments relating to the Registration Statement, the Company believes it has fully addressed all of the Staff’s comments (and will continue to address any future comments from the Staff with respect to the Registration Statement), including those comments pertaining to financial disclosures in the Company’s Current Report on Form 8-K, as amended, dated April 29, 2011 (the “Form 8-K”), in its response letters to the Staff and in revised disclosure included in amendments to the Registration Statement. Accordingly, any information that would need to be updated in the historical and pro forma financial statements included in the Form 8-K has been reflected in the Company’s amendments to the Registration Statement. The Company does not believe that updating the information contained in the Form 8-K would provide any material benefit to investors because the relevant information pertaining to the Company’s historical and pro forma financial statements has already been publicly disclosed by the Company in amendments to the Registration Statement.

Mr. Russell Mancuso

Securities and Exchange Commission

August 18, 2011

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	Mr. Gary S. Winemaster, Chief Executive Officer and President

Mr. Thomas J. Somodi, Chief Operating Officer and Chief Financial Officer

Mr. Peter Leadstrom, Deloitte LLP